Correspondence

NB TELECOM, INC.

No. 9 Qinling Road, Yingbin Road Centralized Industrial Park
Harbin Development Zone, Heilongjiang, China 150078

February 11, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attention: Ms. Jessica Plowigan

Re:	NB Telecom, Inc. ("Company") Preliminary Information Statement on Schedule 14C Filed: January 9, 2009 File No.: 0-53131

Dear Ms. Plowigan:

Thank you for your comment letter on our above-captioned registration statement, dated February 4, 2009. We are writing you to provide responses to your comments in connection with our filing Amendment No. 3 to the Preliminary Information Statement.

For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

1.     We note your response to comment one from our letter dated January 23, 2009. Please revise your preliminary information statement to provide the reasons the parties engaged in the transaction. See Item 14(b)(4) of Schedule 14A and Item 1004(a)(2) of Regulation M-A.

        Response

        Please be advised that we have added at page 6 of the Information Statement to provide the following reasons for the transaction:

        We engaged in the transaction to improve shareholders’ values based on the lackluster performance of the Company’s existing operations. Our acquired entity, Favor Sea Limited (“Favor Sea”) and its principal shareholder, XD. Engineering Plastics Company Limited (“XD”), entered into the transaction to become a U.S. listed company based on their cost-benefit analysis which was made before the financial meltdown of the U.S.

2.     We note your statement that disclosure under Item 14(b)(7) of Schedule 14A is not applicable. Please explain in your response why such disclosure would not be required in this information statement.

         Response

        Please be advised that the Company had no negotiations, transactions or material contacts whatsoever with Favor Sea or XD during the past two years. The transaction is not a tender offer and therefore, Item 1011(a)(1) of Regulation M-A does not apply either.

3.     We note that you incorporate by reference your Form 8-K filed with the SEC in lieu of providing disclosure in the information statement itself. Please review Note D of Schedule 14A and either provide us with your analysis that you are eligible to incorporate such information by reference or revise the document to include the information required by Item 14 of Schedule 14A.

         Response

        Please be advised that we are not providing selected financial data required by Item 14(b)(8) pursuant to Item 301(c) of Regulation S-K since the Company qualifies as a “smaller reporting company” and is thereby exempt from disclosure pursuant to Item 301 and Item 14(b)(8).

        For Item 14(b)(9), please be advised that we have added the following chart at page 7 of the Information Statement:

Summary Selected Pro Forma Condensed Consolidated Financial Data

        The following summary selected unaudited pro forma condensed consolidated balance sheet has been presented with consolidated subsidiaries at September 30, 2008. The following summary selected unaudited pro forma condensed consolidated statement of income for the nine months ended September 30, 2008 and for the year ended December 31, 2007 has been presented as if the acquisition had occurred January 1, 2007.

         The unaudited pro forma condensed consolidated statements do not necessarily represent the actual results that would have been achieved had the companies been combined at the beginning of the year, nor may they be indicative of future operations. These unaudited pro forma condensed financial statements should be read in conjunction with the companies’ respective historical financial statements and notes included thereto.

	Year ended December 31, 2007	Nine months ended September 30, 2008
Income Statement Data

Net Revenues	$34,177,415	$55,802,003

Gross profit	$6,347,442	$13,921,235

Income from operations	$5,622,507	$12,019,405

Net income	$5,272,502	$11,437,903

Net income per common share—basic	$0.12	$0.25

Weighted average number of shares used in
calculating net income per share—basic	49,632,222	49,632,222

As at September 30, 2008

Balance Sheet Data
Current assets	$47,191,190
Total assets	$60,083,321
Current liabilities	$38,148,515
Total liabilities	$38,148,515
Minority interests	$0
Stockholders' equity	$21,934,806

4.     Please provide the information required by Items 14(b)(10), 14(b)(11) and 14(c) of Schedule 14A, Alternatively, please explain in your response why such disclosure would not be required in this information statement.

         Response

        For Item 14(b)(10), please be advised that we have added the following chart at page 8 of the Information Statement:

Historical and Pro Forma Per Share Data

The following table sets forth the historical and pro forma per share data of Favor Sea and pro forma historical and equivalent pro forma data of the Company:

9/30/2008	Favor Sea Historical	NB Telecom, Inc. Historical	NB Telecom, Inc. Pro Forma Combined	Favor Sea Pro Forma Equivalent

Book value	60,083,321	5,877	60,083,321
Shares used in calculation	40,000	49,632,222	49,632,222
Book value per share	1,502	0.00	1.21	1,524.108696
Earnings (loss) per share	285.95	0.00	0.25	314.75
Dividends	0	0	0
Dividends per share	0	0	0

FOR THE YEAR ENDED 12/31/2007
Earnings (loss) per share	131.81	0	0.12	151.08
Dividends	0	0	0	0
Dividends per share	0	0	0	0

        Please be advised that for Item 14(b)(11), we have added the unaudited pro forma condensed consolidated financial statements of the Company at the end of the Information Statement.

        Please be advised that we are not providing the information required by Item 14(c) for the following reasons:

        The purpose of this Information Statement is to provide information for increasing the authorized shares of the Company’s stock that has already been approved by the majority shareholders. No votes need to be solicited from the minority shareholders under Nevada law. In addition, the Merger itself has been approved by the Secretary of State of Nevada pursuant to applicable laws of the State of Nevada. The Company has disclosed the Merger in full and in compliance with all disclosure requirements on the Form 8-K. In addition, pursuant to the Staff’s request, the Company has repeated material aspects of the Merger and the parties to the transaction on this Information Statement for shareholders’ information purposes. We do not believe a full registration type of disclosure under Item 14(c) applies in this situation where the Merger is not subject to a shareholder vote and has already been approved under applicable Nevada laws. Item 14(c) would turn this Information Statement into a full-blown registration statement, overly burdening the Company with a registration type disclosure which does not add help to either the market or the shareholders. In fact, while the Merger has already been approved by the Secretary of the State of Nevada and all material information has been disclosed in the Form 8-K, overburdening the company with this registration type disclosure can only increase undue costs to the shareholders. A full disclosure of the Merger is designed for Schedule 14A where a solicitation of votes from the shareholders is needed. The law is unclear whether the same level of disclosure should be imposed while no solicitation is needed and the sole purpose of the information statement is to provide information on an increase of authorized shares of the company’s stock pursuant to a merger which has been approved and taken effective and the increase of the authorized shares is only a post closing covenant. To require the Company to disclose as if it is filing a formal registration statement while the Company only has limited budget for such a transaction and no shareholders’ interest will be affected may effectively force the shareholders of the Company and the shareholders of the acquired company to re-evaluate the costs associated with becoming a public company in the U.S. and may impose the need on the parties to revisit the Merger and the entire transaction to the detriment of the shareholders of the Company.

Closing Comments

        As appropriate, please amend your Schedule 14C in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may Jessica Plowigan, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3257 if you have questions regarding these comments.

Closing Comment Response

        The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope that these responses would be helpful in your review of our information statement amendment. Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard Jiang at (212)704-6063 or Bryan Zetlin at (212)704-6186 in case of any further comments or questions in this regard. Their fax number is (212)704-5904. We are delivering a hard courtesy copy of this letter as well as the Amendment No. 3 to the Schedule 14C.

Sincerely yours,

NB TELECOM, INC.

By:	/s/ Jie Han Name: Jie Han Title: President